Putnam Investments

100 Federal Street

Boston, MA 02110

March 23, 2021

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Edward Bartz, Esq.

Re:	Comments on Post-Effective Amendment No. 68 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 63 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement on Form N-1A (File Nos. 002-58869 and 811-02742) (the “Registration Statement”) of Putnam Equity Income Fund (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2021 (the “485(a) Amendment”)

Dear Mr. Bartz:

This letter responds to the comments that you provided telephonically to Venice Monagan of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and Timothy Cormier and Shirin Baradaran of Ropes & Gray LLP, counsel to the Fund, on behalf of the Staff of the Commission (the “Commission Staff”) on March 10, 2021 regarding the 485(a) Amendment. For convenience, I have summarized the Commission Staff’s comments before the Fund’s responses. These responses will be reflected in Post-Effective Amendment No. 69 under the Securities Act and Amendment No. 64 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around March 26, 2021 (the “485(b) Amendment”). References to specific text in the Commission Staff’s comments and the Fund’s responses are to the corresponding text of the 485(a) Amendment, as indicated.

1.	Comment: The Commission Staff notes that the Fund’s name is changing from Putnam Equity Income Fund to Putnam Large Cap Value Fund in its prospectus and statement of additional information. Please confirm that the Fund’s name, as specified on the Registration Statement facing sheet, will also be changing to Putnam Large Cap Value Fund.

Response: The Fund confirms that, following Trustee approval and execution of an amendment to the Fund’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) (anticipated to occur on or around March 26, 2021), which will change the Fund’s name from Putnam Equity Income Fund to Putnam Large Cap Value Fund effective March 30, 2021, the Fund’s name will be updated on the Registration Statement facing sheet to reflect the Fund’s name as specified in its charter, as required by Form N-1A.

2.	Comment: Please provide the Commission Staff with the completed fee tables and expense examples for the Fund prior to effectiveness of the Fund’s Registration Statement.
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Response: The requested information was provided to the Commission Staff via electronic mail on March 15, 2021.

3.	Comment: Please consider changing the sub-heading “Investments” in the “Investments, risks, and performance” sub-section of the “Fund summary” section to “Principal Investment Strategies” in order to match the sub-heading of Item 4(a) of Form N-1A.

Response: The Fund notes that Form N-1A does not prescribe headings that must be used in providing information in response to Item 4, and the Fund believes that the heading currently used in the Registration Statement is substantively similar to the heading used in the Form and is descriptive and appropriate given the information provided. The Fund, therefore, respectfully declines to make this change.

4.	Comment: Given that the new name of the Fund is Putnam Large Cap Value Fund, please revise the Fund’s Rule 35d-1 policy, which currently states that Putnam Management invests, under normal circumstances, “at least 80% of the fund’s net assets in companies of a size similar to those in the Russell 1000 Value Index” so that it explicitly references large-cap companies. See Rule 35d-1(a)(2)(i) under the Investment Company Act and Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001) (the “Rule 35d-1 Adopting Release”).

Response: The Fund will revise the above-referenced policy as follows to explicitly reference “large-cap” companies in the policy (additional language denoted with underline):

“Under normal circumstances, we invest at least 80% of the fund’s net assets in large-cap companies, which, for the purposes of this policy, are of a size similar to those in the Russell 1000 Value Index.”

5.	Comment: In light of the Fund’s name and its Rule 35d-1 policy, please consider removing the reference to “midsize” companies in the first sentence under “Investments” in the “Investments, risks, and performance” sub-section of the “Fund summary,” which currently states that “[w]e invest mainly in common stocks of midsize and large U.S. companies.”

Response: The requested change will be made in the 485(b) Amendment.

6.	Comment: Please disclose, as of the most recent date the information is available, the market capitalization range for the Russell 1000 Value Index under “Investments” in the “Investments, risks, and performance” sub-section of the “Fund summary” section.

Response: The requested information will be included in the 485(b) Amendment.

7.	Comment: Since the Fund will be investing in stocks with similar characteristics as those in the Russell 1000 Value Index, please explain supplementally whether the Fund will invest in the securities of any foreign or emerging markets issuers, and, if the Fund will invest to a significant extent in these types of investments, please add related strategy and risk disclosure to the “Fund summary” section as appropriate.
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Response: While it is anticipated that the Fund will invest in the securities of foreign or emerging market issuers, because these types of investments are not part of any principal investment strategy of the Fund, the Fund declines to add related strategy and risk disclosure to the “Fund summary” section.

8.	Comment: Please consider changing the sub-heading “Risks” in the “Investments, risks, and performance” sub-section of the “Fund summary” section to “Principal Risks.”

Response: The Fund notes that Form N-1A does not prescribe headings that must be used in providing information in response to Item 4, and the Fund believes that the heading currently used in the Registration Statement is substantively similar to the heading used in the Form and is descriptive and appropriate given the information provided. The Fund, therefore, respectfully declines to make this change.

9.	Comment: The Commission Staff notes that the disclosure in the section “What are the fund’s main investment strategies and related risks?” (provided in response to Item 9 of Form N-1A) includes certain strategies and risks, such as foreign investments, derivatives, and liquidity and illiquid investments, that are not discussed in the Fund’s principal investment strategies and related risks included in the “Fund summary” (provided in response to Item 4 of Form N-1A). Please consider revising the disclosure provided in response to Item 4 to include all of the strategies and risks discussed in response to Item 9 or removing those strategies and risks included in response to Item 9 if it is determined that they should not be disclosed in response to Item 4.

Response: The Fund confirms that a complete discussion of the Fund’s principal investment strategies and risks is included under “Investments” and “Risks” in the “Investments, risks, and performance” sub-section of the “Fund summary” section, as required by Item 4 of Form N-1A.  The Fund also notes that any additional strategies and risks discussed in the section “What are the fund’s main investment strategies and related risks?” that are not otherwise discussed under “Investments” and “Risks” in the “Fund summary” section, while not principal strategies or risks, are nonetheless relevant to the discussion of how the Fund intends to achieve its investment objectives, in accordance with Item 9(b) of Form N-1A.  The Fund, therefore, respectfully declines to make any changes in response to the Commission Staff’s comment.

10.	Comment: Please consider revising the disclosure under the sub-heading “Risks” in the “Investments, risks, and performance” sub-section of the “Fund summary” to include additional disclosure about the risk of value stocks.

Response: The Fund will add the following disclosure under the above-referenced sub-heading:

“Companies whose stocks we believe are undervalued by the market may have experienced adverse business developments or may be subject to special risks that have caused their stocks to be out of favor.”

11.	Comment: Please consider disclosing under the sub-heading “Performance” in the “Investments, risks, and performance” sub-section of the “Fund summary” that the
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performance included in the prospectus is for Putnam Equity Income Fund and does not reflect the performance of Putnam Large Cap Value Fund, which began operating under its new name on March 30, 2021.

Response: The Fund respectfully declines to add this disclosure. The Fund notes that the principal changes reflected in the 485(a) Amendment are to the Fund’s name and Rule 35d-1 investment policy. Because of the Fund’s name change, the Fund was required to revise its existing Rule 35d-1 investment policy so that the policy reflected the particular type of investments suggested by the Fund’s new name. Putnam Management has confirmed that no changes to the Fund’s investment strategies or portfolio holdings are anticipated in connection with the name and investment policy changes, and Putnam Management believes that it would be inaccurate to add the disclosure requested by the Commission Staff.

12.	Comment: Please consider adding disclosure under the heading “Small and midsized companies” in the section “What are the fund’s main investment strategies and related risks?” stating that the Fund can only invest up to 20% of its portfolio in small and midsized companies.

Response: The Fund respectfully declines to add the requested disclosure. Because the Fund’s Rule 35d-1 policy states that the Fund will invest, under normal circumstances, at least 80% of its net assets in large-cap companies, the Fund believes that it will already be clear to investors that the Fund may only invest (under normal circumstances) up to 20% of its net assets in small and midsize companies.

13.	Comment: Please consider revising the disclosure under the heading “Liquidity and illiquid investments” in the section “What are the fund’s main investment strategies and related risks?” to clarify that the Fund may invest up to 15% of the Fund’s net assets in illiquid investments (additional language denoted with underline).

Response: The requested change will be made in the 485(b) Amendment.

14.	Comment: If “Management and operational risk” is a principal risk of the Fund, please consider adding related disclosure under the sub-heading “Risks” in the “Investments, risks, and performance” sub-section of the “Fund summary” section.

Response: The Fund respectfully notes that disclosure related to “Management and operational risk” is included in the second paragraph under the sub-heading “Risks” in the “Investments, risks, and performance” sub-section of the “Fund summary” section, which states:

“There is no guarantee that the investment techniques, analyses, or judgments that we apply in making investment decisions for the fund will produce the intended outcome or that the investments we select for the fund will perform as well as other securities that were not selected for the fund. We, or the fund’s other service providers, may experience disruptions or operating errors that could negatively impact the fund.”

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15.	Comment: Please respond to all comments via correspondence on EDGAR no later than two business days before the 485(b) Amendment is scheduled to become automatically effective.

Response:  The Fund confirms that it has responded to all comments via this correspondence on EDGAR no later than two business days before the scheduled automatic effectiveness of the 485(b) Amendment.

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I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan

Counsel

Putnam Investments

cc:  James E. Thomas, Esq., Ropes & Gray LLP

 Timothy F. Cormier, Esq., Ropes & Gray LLP